March 6, 2009

VIA U.S. MAIL
Betsy Anne Seel
Senior Counsel and Assistant Secretary
John Hancock Trust
601 Congress Street
Boston, MA 02210

Re: John Hancock Trust
        Post-effective amendment on Form N-1A
        File Nos. 2-94157 and 811-4146

Dear Ms. Seel:

The staff has reviewed the above-referenced post-effective amendment which the Commission received on February 13, 2009. Based on our review, we have the following comments on the filing:

1. <u>General</u>

Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. <u>See</u> *Shareholder Choice Regarding Proxy Materials*, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). <u>See also</u>, *Internet Availability of Proxy Materials*, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

2. <u>Table of Contents</u>

Please include page numbers in the Table of Contents.

3. <u>Fund Descriptions</u>, pages 1-5

Please remove or relocate this information. General Instructions 3(a)-(c) of Form N-1A state that you must disclose the information required by Items 2 and 3 in numerical order at the front of the prospectus and not precede it by any other information.

4. Example of Expenses for Each Fund, pages 7-8

    For clarity, please list the funds in this section in the same order as you have listed them in the fee tables on page 6.

5. Balanced Trust, pages 9-11

    a. Under "Investment Strategies", please disclose that below investment grade debt securities are commonly known as "junk bonds."

    b. Please revise the "Equity Allocation" disclosure using plain English principles. The use of jargon, for instance, makes the section lengthy and hard to follow. Please be concise and clear in your discussion. See, for example, the following words and phrases which are repeated unnecessarily: fundamental [financial fundamentals, fundamental research (2 times), fundamental analysis, company fundamentals, fundamental prospects); bottom-up [bottom up analysis; bottom up manner, bottom-up stock selection], top-down [top-down quantitative strategies, top-down prospects]; quantitative [quantitative strategies, quantitative models, quantitative criteria]; and value [value approach (2 times), undervalued, value styles, underlying values, valuation, value-oriented approach, value styles of investing]. Please also define the following phrases: capital usage; earnings quality; global team of investment analysts (does this mean the analysts are from all over the world? they don't seem to be); disciplined portfolio construction process; and industry sector.

    c. Under "Fixed-Income Allocation" please define/specify what you mean by: sector analysis; credit research; swaption; and "quantitative and qualitative criteria."

6. International Index Trust, pages 12-13

    Please define "stock index futures."

7. Funds of Funds - Core Fundamental Holdings Trust, Core Global Diversification Trust, Core Allocation Trust, Core Balanced Trust and Core Disciplined Diversification Trust, pages 14-21

    a. The disclosure for all 5 funds of funds is almost identical. Please revise each discussion so that it is specific to the particular fund being described. In addition, please provide as specific a projection as possible as to the percentage of each fund's assets which will be allocated to fixed income, equity and foreign securities.

    b. For each fund, the first time you mention below investment grade debt securities, please disclose that these are commonly known as "junk bonds." (See comment 5a)

    c. We note your statement that the Core Allocation Trust may invest a substantial portion of its assets in the Core Allocation Plus Trust. Please advise whether the Core

Allocation Plus Trust is a fund of funds, and, if so, provide the authority for a fund of funds to invest in another fund of funds.

8. Mortgage- and Asset-Backed Securities risk, pages 29-30

   If the fund has or may have exposure to subprime loans, please disclose this and discuss the associated risks.

9. Management of JHT - Advisory Arrangements, pages 33-34

   a. Please define the term Adviser in this section. See Item 5(a)(1)(i) of Form N-1A.

   b. Rather than referring the reader to Appendix A, please disclose the advisory fee schedule in this section. See Item 5(a)(1)(ii) of Form N-1A.

10. SAI - The Advisory Agreements, page 47

    Please define the term Adviser in this section.

11. Subadvisory Agreements, pages 49-50

    a. Please separately discuss each of the 7 subadvisory agreements. It is unclear why you have "lumped" them together as one.

    b. Please disclose the subadvisory fee rate under each subadvisory agreement. See Item 14(a)(3) of Form N-1A. Also, you state on page 50 that "[n]o subadvisory fees were paid to any subadviser for the year ended December 31, 2007 because neither Fund had commenced operations during that year." Please update and correct the sentence.

    c. With respect to your statement on page 50 that "[f]or information regarding the individual portfolio managers who manage the assets of the Funds on behalf of their respective subadvisers, see Appendix III to this SAI," please change III to II.

12. SAI Appendix II - MFC Global Investment Management (U.S.A.) Limited - Potential Conflicts of Interest

    The portfolio manager disclosure provides a description of the kinds of conflicts that a portfolio manager could have, however, it does not describe any actual conflicts of interests that apply to specific portfolio managers due to their particular accounts. The adopting release implementing the portfolio manager disclosure requirements indicates that the conflicts of interest disclosure is intended to be specific to each portfolio manager based on the accounts that manager holds. See IC-26533. Please revise the conflicts of interest discussion to address concrete conflicts of interest affecting the named portfolio managers of these funds. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release IC-26533.

13. Part C - Exhibits, pages 23-32

It is unclear why you have repeated part of the exhibit index on these pages. Please advise or revise.

14. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * ** ** * * * * * * * * * * * *

In response to these comments, please reply in a letter filed as EDGAR correspondence. If no changes will be made in response to any comment or portion of a comment, please state the basis for your position.

If you have any questions about these matters raised here, you may reach me at (202)

551-6751 to discuss them. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products